UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The WhiteWave Foods Company

(Name of Issuer)

Class A common stock, $0.01 par value

(Title of Class of Securities)

966244105

(CUSIP Number)

December 31, 2012

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 966244105	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS. DEAN FOODS COMPANY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 150,000,000 shares of Class A common stock*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 150,000,000 shares of Class A common stock*
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000,000 shares of Class A common stock*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 86.7%
12.	TYPE OF REPORTING PERSON CO

*	The Reporting Person owns 150,000,000 shares of Class B common stock, par value $0.01 per share, of The WhiteWave Foods Company (the “Issuer”). The Reporting Person’s shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis, at any time at the option of the Reporting Person, and upon the occurrence of certain events, as described in the Issuer’s Registration Statement on Form S-1 (File No. 333-183112).

CUSIP NO. 966244105	13G	Page 3 of 6 Pages

Item 1	(a) Name of Issuer

The WhiteWave Foods Company

(b) Address of Issuer’s Principal Executive Offices

2711 North Haskell Avenue, Suite 3400

Dallas, Texas 75204

Item 2	(a) Name of Person Filing

Dean Foods Company

(b) Address of Principal Business Office

2711 North Haskell Avenue, Suite 3400

Dallas, Texas 75204

(c) Citizenship

Delaware

(d) Title of Class of Securities

Class A common stock

(e) CUSIP Number

966244105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP NO. 966244105	13G	Page 4 of 6 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:             .

Item 4	Ownership

Provide the following information regarding aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

150,000,000 shares of Class A common stock*

(b) Percent of class:

86.7%

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

150,000,000 shares of Class A common stock*

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

150,000,000 shares of Class A common stock*

(iv)	Shared power to dispose or to direct the disposition of

0 shares

*	The Reporting Person owns 150,000,000 shares of Class B common stock, par value $0.01 per share, of The WhiteWave Foods Company (the “Issuer”). The Reporting Person’s shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis, at any time at the option of the Reporting Person, and upon the occurrence of certain events, as described in the Issuer’s Registration Statement on Form S-1 (File No. 333-183112).

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

CUSIP NO. 966244105	13G	Page 5 of 6 Pages

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2013

DEAN FOODS COMPANY

By:	/s/ Rachel A. Gonzalez
Name: Rachel A. Gonzalez
Title: Executive Vice President, General Counsel Designate